PLANET 13 HOLDINGS INC.

2548 West Desert Inn Road, Suite 100

Las Vegas, Nevada 89109

October 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Planet 13 Holdings Inc. (the “Company”)
Registration Statement on Form S-3

Pursuant to Section 5.1 of National Instrument 71-101 The Multijurisdictional Disclosure System (“NI 71-101”) of the Canadian Securities Administrators, we hereby notify the U.S. Securities and Exchange Commission (the “Commission”) that the distribution (the “Distribution”) is being made under the multijurisdictional disclosure system established by NI 71-101.

In connection with the Distribution, the Company is filing the registration statement on Form S-3 with the Commission and is also filing a preliminary MJDS prospectus (as defined in NI 71-101) in the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Nova Scotia, Quebec, Ontario, Prince Edward Island, Saskatchewan, Yukon, Nunavut, and Northwest Territories. The Company has determined that the principal jurisdiction in Canada is Ontario and the Ontario Securities Commission is the appropriate principal regulator.

Should you have any questions, please do not hesitate to contact the Company’s Canadian legal counsel: Wildeboer Dellelce LLP, Attn: Charlie Malone, at 416-361-1267.

Very truly yours,
PLANET 13 HOLDINGS INC.

By:	/s/ Robert Groesbeck
Robert Groesbeck
Co-Chief Executive Officer and Co-President

By:	/s/ Larry Scheffler
Larry Scheffler
Co-Chief Executive Officer and Co-President